SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Benefit Street Partners Realty Trust, Inc.

(Name of Subject Company)

COMRIT INVESTMENTS 1, LIMITED PARTNERSHIP

COMRIT INVESTMENTS LTD.

(Bidders)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

None or unknown

(CUSIP Number of Class of Securities)

Ziv Sapir

Comrit Investments 1, Limited Partnership

9 Ahad Ha’am Street

Tel Aviv, Israel 6129101

+ 972-3-519-9936

Copy to:

Amos W. Barclay

Holland & Hart LLP

1800 Broadway, Suite 300

Boulder, Colorado 80302

Phone: (303) 473-2700

(Name, Address, and Telephone Number of

Person Authorized to Receive Notices and

Communications on Behalf of Offeror)

Calculation of Filing Fee:

Transaction Valuation*	Amount of Filing Fee**

$25,346,000	$2,765.25

*	For purposes of calculating the filing fee only. Assumes the purchase of 2,300,000 shares of Common Stock at a purchase price equal to $11.02 per share in cash.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2021, issued August 26, 2020, by multiplying the transaction valuation by 0.0001091.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,765.25
Form or Registration Number: Schedule TO-T (File No. 005-89905)
Filing Party: Comrit Investments 1, Limited Partnership; Comrit Investments Ltd.
Date Filed: April 2, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Amendment No. 1 to TENDER OFFER

This Amendment No. 1 to Tender Offer Statement on Schedule TO (this “Amendment”) relates to the offer (the “Offer”) by Comrit Investments 1, Limited Partnership (the “Purchaser”) to purchase up to 2,300,000 shares of common stock, par value $0.01 per share (the “Shares”), in Benefit Street Partners Realty Trust, Inc. (the “Corporation”), the subject company, at a purchase price equal to $11.02 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated April 2, 2021 (the “Offer Date”) and the related Assignment Form, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Comrit Investments Ltd. is being named as a bidder herein because it is deemed to control the Purchaser, but otherwise is not participating in the Offer.

This Amendment is being filed to (1) extend the expiration date of the Offer from May 31, 2021 to June 30, 2021 and (2) revise the disclosure contained in the Offer documents to reflect such extension and clarify the withdrawal rights of tendering holders in connection therewith.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12.       Exhibits.

(a)(1)	Offer to Purchase

(a)(2)	Assignment Form

(a)(3)	Letter to Shareholders

(a)(4)	Press Release Announcing Extension of Offer

(b) - (h)	Not applicable.

Item 13.       Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           April 21, 2021

Comrit Investments 1, Limited Partnership

By: Comrit Investments Ltd., its General Partner

By:	/s/ Ziv Sapir
Ziv Sapir Chief Executive Officer

Comrit Investments Ltd.

By:	/s/ Ziv Sapir
Ziv Sapir
Chief Executive Officer